NAME OF REGISTRANT:
Franklin Global Trust
File No. 811-09869

EXHIBIT - Item 77M:  Mergers


Pursuant to an Agreement and Plan of Reorganization by and between FTI Funds ("FTI Trust"), on behalf of its series, FTI Large Capitalization Growth and Income Fund, FTI Small Capitalization Equity Fund and FTI European Smaller Companies Fund ("FTI Funds"), and Franklin Global Trust ("FG Trust"), on behalf of its series, Fiduciary Large Capitalization Growth and Income Fund, Fiduciary Small Capitalization Equity Fund and Fiduciary European Smaller Companies Fund ("FGT Funds") the FGT Funds have acquired all of the property, assets and goodwill of the FTI Funds on July 24, 2003, in exchange solely for shares of common stock of the FGT Funds and the distribution, pursuant to the Agreement and Plan of Reorganization, of the FTI Funds' shares of common stock to the FGT Funds .